EXHIBIT 99.1

PRESS RELEASE

Paris, France	9 February 2006

2005/2006 interim net sales: +66.7%

•	Strong growth in pre-acquisition brands in 2nd quarter
•	Rapid integration of Allied Domecq to be completed by 31 March 2006
•	Significant reduction in indebtedness anticipated at 30 June 2006
•	Anticipated EPS growth between 10% to 15% for current fiscal year

1. 2005/2006 INTERIM NET SALES

Pernod Ricard 2005/2006 interim consolidated net sales (ex duties and taxes) were € 3,268 million*, up 66.7% over the same period last year, due to:
•	an important structure impact (+59.2%), which notably integrated the contribution of the Allied Domecq brands since 26 July 2005 and the disposals of Larios, Bushmills and Seagram’s Vodka,
•	organic growth of +4.5% (including +6.2% in the 2nd quarter),
•	a favourable forex impact (+3.4%).

Strong growth for Group’s pre-acquisition premium brands

The Group’s pre-acquisition premium brands continued their spectacular volume progression: Chivas Regal (+13%), Martell (+9%), The Glenlivet (+10%) and Jameson (+12%). This premiumisation continued to produce these effects; the 12 key brands thus grew by 2% in volume and 9% in value (organic growth).

Overall, Spirits net sales enjoyed a good performance reflected in +6.4% organic growth whereas Wine net sales experienced a slowdown (-4.4%), primarily due to a drop in low-profit cubitainers volumes in Australia.

Allied Domecq acquired brands

Allied Domecq brands, including Ballantine’s, Beefeater, Malibu, Kahlua, Montana, Mumm and Perrier-Jouët, contributed € 1,239 million to consolidated net sales. This additional revenue was impacted by the decision to impose greater control on sales, continued destocking in selected markets and changes of US distributors.

* QSR sales are not consolidated within the Group’s sales – instead its net profit is reported in net profit/loss from discontinued operations.

Continued growth in Asia/Rest of World and in the Americas

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943

•	Asia / Rest of World: € 881 million (+77.1%)

Organic growth achieved +13.2% and structure impact +58.2%:
	•	Chinese Asia enjoyed an excellent performance: doubling of sales of Chivas 12YO, Martell (+41%), Royal Salute (+ 24%), driven by an earlier Chinese New Year for 2006,
	•	India and Gulf States (+24%) recorded strong growth,
	•	Thai market declined by -24% (with adverse impact on 100 Pipers),
	•	Australia and New Zealand reported excellent premium wine and spirits sales.

•	Americas: € 895 million (+117.4%)

The Americas reported organic growth of +5.5%. It is the main region benefiting from the contribution of the Allied Domecq brands (structure impact: +105.2%).
•

North America (USA, Canada and Mexico), where net sales more than doubled, recorded +2.7% organic growth. In the USA, sales to wholesalers were curtailed by changes which occurred on 1 January 2006. Jameson and The Glenlivet continued their excellent performance.

•

In South America, the acceleration of 2nd quarter organic growth (+19.1%) enabled 1st half year growth to reach +13.6%. Volume growth was particularly strong in Venezuela and Central America. Brazil recorded an excellent 2nd quarter due to local brands, notably Montilla.

•	Europe: € 1,136million (+52.7%)

2nd quarter organic growth recovered strongly (+2.9%, +4% excluding bulk sales) following a difficult 1st quarter (-3.7%, because of unfavourable technical effects). 1st half year organic growth amounted to +0.2% (+1% excluding bulk sales).

Overall Europe achieved satisfactory performances with:
	•	Growth for Chivas Regal (Greece, Russia), Havana Club (Germany, Spain) and Jameson (Ireland, Russia),
	•	stability for Jacob’s Creek while Amaro Ramazzotti continued to be adversely impacted in the short term although consumer sales continued their growth (Germany).

•	France: € 357 million (+27.2%)

France posted a slightly stronger 2nd quarter (+0.8%) following a significant downturn in the 1st quarter (-3.8%). The aniseed market is still on a downward trend: Ricard (-4%) in line with the market and Pastis 51 (-9%). In contrast, the other spirits brands performed well: Chivas Regal (+9%), Jameson (+4%), Havana Club (+10%), Zubrowka (+11%) and Wyborowa (+29%).

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943

2. PROGRESS REPORT ON ALLIED DOMECQ INTEGRATION

Integration of brands within Pernod Ricard

The integration of Allied Domecq brands and networks was virtually achieved in Asia and in Europe by the end of 2005.  The United States and Mexico were integrated in January 2006. The integration will be completed by 31 March 2006 with South Korea and Canada.

Synergies

The overall synergies figure of € 300 million is confirmed (€ 270 million in overhead and commercial costs and € 30 million in production costs).
•

The targeted structure for overhead and commercial costs will be reached on 30 June 2006. These synergies will yield their full benefits in the 2006/2007 fiscal year. 40% to 50% of overall synergy savings are expected to be achieved in the current year (prorata temporis).

• Production synergies should be realised in full in the 2007/2008 fiscal year.

Transaction fees and integration costs

Transaction fees (forex hedging, financing arrangements, bank and legal advisors) will remain under the previously announced € 300 million figure. Restructuring costs initially estimated at € 450 million should ultimately total between € 350 million and € 400 million.

Contribution of Allied Domecq brands

The contribution of the Allied Domecq brands will be impacted in the 2005/2006 fiscal year by the destocking of selected markets and the greater control on sales (impact currently estimated at about - € 30 million).

A certain number of acquired brands should also benefit from increased advertising and promotion support as early as this year with a view to regaining their upward trend in the current year.

Finally, € 30 million in contributions initially allocated to Allied Domecq brands to be acquired by Pernod Ricard ultimately related to brands disposed to Fortune Brands, generating a price supplement to be received from Fortune Brands (cf. infra).

Disposals and indebtedness

In the 1st half of 2005/2006, the Group sold its minority interest in Britvic for € 208 million.

During this period, Pernod Ricard signed a $US 1.7 billion (net after-tax) disposal agreement for the Dunkin Brands fast foods company with an investment funds consortium. The Group also signed a € 130 million disposal agreement for the Glen Grant, Old Smuggler and Braemar brands with the Campari company. These two transactions should be concluded within the next few weeks.

In conformity with its commitments, Pernod Ricard finalised at the end of January 2006 the transfer to Fortune Brands of Allied Domecq assets to which they were entitled, initially valued at £UK 2.8 billion (€ 4.1 billion). The additional contribution identified for these brands, amounting to some £UK 20 million, will generate a price supplement of £UK 199 million (€ 290 million) to be received from Fortune Brands. The tax cost of this transfer, initially estimated at 5% to 10% of the total value of the assets should ultimately be nearer to 5%.

The overall disposals and operating cash flows generated should enable a significant reduction in the financial debt at 30 June 2006, despite the transaction fees and restructuring costs incurred during the period.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943

3. OUTLOOK

When announcing this operation in April, Pernod Ricard Group expected:

• a positive impact on earnings per share within the 12 months immediately following the acquisition of Allied Domecq (excluding non recurring items),
• strong double-digit growth earnings per share for the 3rd year following the operation (excluding non recurring items).

The Group now anticipates 2005/2006 growth earnings per share* of between 10% to 15% (excluding non recurring items and at current foreign exchange rate), in line with its previously announced short term objective, despite a 2005/2006 fiscal year including only 11 months of Allied Domecq activity, a quicker than planned disposal of Dunkin Brands and the adverse impact of destocking and increased advertising and promotion support.

In addition, the fast integration of Allied Domecq enables Pernod Ricard to anticipate this strong double-digit growth earnings per share in 2006/2007 fiscal year, one year earlier than announced (excluding exceptional items and at constant foreign exchange rate).

* EPS 2004/05 pro forma IFRS, excluding non recurrent items: € 6.6

Next financial press release: 2005/2006 interim results- Thursday - 23 March 2006

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943

Appendices (H1 2006)*

Sales split as at 30 september 2005 (€ millions)

	31.12.04 6 months		31.12.05 6 months		Change		Organic growth		Forex impact		Perimeter impact

Wine & Spirits France	280.2	14%	356.5	11%	76.3	27.2%	-3.5	-1.3%	0.0	0.0%	79.8	28.5%
Wine & Spirits Europe	743.9	38%	1,136.2	35%	392.3	52.7%	1.1	0.2%	6.1	0.9%	385.2	51.8%
Wine & Spirits Americas	411.6	21%	894.6	27%	483.0	117.4%	21.6	5.5%	28.2	7.2%	433.2	105.2%
Wine & Spirits Asia/ROW	497.1	26%	880.5	27%	383.4	77.1%	65.4	13.2%	28.7	5.8%	289.3	58.2%

Total Wine & Spirits	1,932.9	99%	3,267.9	100%	1,335.0	69.1%	84.6	4.5%	63.0	3.4%	1,187.5	61.4%

Total Other Business	27.7	1%	0.0	0%	-27.7	-100%	0.0	0.0%	0.0	0.0%	-27.7	-100.0%

Total Group	1,960.6	100%	3,267.9	100%	1,307.3	66.7%	84.6	4.5%	63.0	3.4%	1,159.8	59.2%

In IFRS norms

Volume Growth by Historical PR key brands

	31.12.05 6 months	MAT

Havana Club	15%	16%
Chivas Regal	13%	16%
Jameson	12%	12%
The Glenlivet	10%	8%
Martell	9%	9%
Seagram Gin	1%	0%
Clan Campbell	0%	-1%
Jacob’s Creek	0%	5%
Wild Turkey	-2%	3%
Ricard	-5%	-5%
Amaro Ramazzotti	-6%	1%
Pastis 51	-8%	-6%

12 Key Brands	2%	4%

Volume Growth by Allied Domecq key brands

	Q1 2006	Q2 2006	31.12.05 6 months	31.12.05 MAT

Ballantine’s	-20%	-6%	-11%	-1%
Beefeater	-19%	2%	-7%	-3%
Malibu	6%	1%	3%	9%
Kahlua	-17%	-9%	-12%	-3%
Stolichnaya	12%	8%	10%	13%
Mumm	-1%	-1%	-1%	-1%
Perrier Jouet	2%	-8%	-4%	-16%
Montana	7%	20%	14%	34%

Total	-9%	-1%	-4%	4%

Forex impact Wine & Spirits

		Change	Currency impact (M€)	Currency impact (%)

US DOLLAR US and ass.		5.0%	25.5	40%
USD	USD	5.0%	17.0	27%
MYR, HKD, CNY	Ass.	5.0%	8.5	13%
Australian Dollar	AUD	7%	6.8	11%
Brasilian Real	BRL	24%	11.4	18%
Indian Roupie	INR	7%	4.1	7%
Other Currencies			15.2	24%

Total			63.0	100%

* period from the 1st july 2005 to the 31th December 2005.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943